EXHIBIT 4(bbb)

  Seven Percent Funding Note due September 17, 2031 between CRIIMI MAE
       Financial Corporation II and the Federal Home Loan Mortgage Corporation



                     7% FUNDING NOTE due SEPTEMBER 17, 2031


$249,324,595                                 September 22, 1995


     FOR VALUE RECEIVED, the Undersigned, CRIIMI MAE FINANCIAL CORPORATION II, a corporation organized under the laws of Maryland (the "Subsidiary"), hereby promises to pay to the order of the Federal Home Loan Mortgage Corporation, a corporation organized under the laws of the United States ("Freddie Mac"), the principal sum of $249,324,595 and to pay interest (calculated on the basis of a 360-day year consisting of twelve 30-day months) on the unpaid principal balance hereof outstanding from time to time from September 1, 1995 until the principal amount of this Funding Note is paid in full, as described below. This Funding Note shall bear interest at a per annum rate of 7.00% during each Interest Accrual Period (as defined in the Purchase Agreement referred to below).

     This Funding Note is the promissory note referred to in the Funding Note Purchase and Security Agreement, dated as of September 22, 1995 (the "Purchase Agreement"), by and among Freddie Mac, Subsidiary and CRIIMI MAE Inc., a corporation organized under the laws of Maryland. This Funding Note is expressly made subject to all the provisions of the Purchase Agreement as if all such provisions were expressly set forth herein.

     As contemplated by the Purchase Agreement, the payment of principal and interest on this Funding Note shall be secured by the Collateral (as defined in the Purchase Agreement). This Funding Note is a non-recourse obligation of the Subsidiary, secured only by the Collateral.

     Payments on this Funding Note shall be made in accordance with the terms set forth in the Purchase Agreement.

     Payments on this Funding Note shall be payable to Freddie Mac in immediately available funds to such account as Freddie Mac may designate in writing from time to time.

     If an Event of Default (as defined in the Purchase Agreement) shall occur, Freddie Mac may exercise any one or more of the remedies set forth in Section
7.2 of the Purchase Agreement, including, without limitation, the declaration of the principal of and interest on this Funding Note to be immediately due and payable.

     The Subsidiary waives presentment, demand for payment, protest, notice of protest and notice of dishonor and nonpayment of this Funding Note, and expressly agrees that this Funding Note, or the due date of any payment hereunder, may be extended from time to time without in any way affecting the liability of the Subsidiary. This Funding Note shall be binding upon the Subsidiary and its successors and assigns.

     The Subsidiary shall pay all costs of collection of any amount due hereunder when incurred, including without limitation, reasonable attorney's fees and expenses. Such costs shall be added to the principal balance hereof and shall bear interest at the rate specified above until paid in full.

     THIS FUNDING NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE UNITED STATES. INSOFAR AS THERE MAY BE NO APPLICABLE PRECEDENT, AND INSOFAR AS TO DO SO WOULD NOT FRUSTRATE THE PURPOSE OF TITLE III OF THE EMERGENCY HOME FINANCE ACT OF 1970, AS AMENDED, OR ANY PROVISION OF THIS FUNDING NOTE OR THE TRANSACTIONS GOVERNED THEREBY, THE LOCAL LAWS OF THE STATE OF NEW YORK SHALL BE DEEMED REFLECTIVE OF THE LAWS OF THE UNITED STATES.

     IN WITNESS WHEREOF, the Subsidiary has caused this Funding Note to be executed in its name and on its behalf as of the date first above written.


                         CRIIMI MAE FINANCIAL CORPORATION II



                         By:  /s/ Cynthia O. Azzara
                              ---------------------------------
                              Sr. Vice President & Chief Financial
                                Officer